tns™

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

PROCESSING SECTION
SEP 2005

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

05011139

6 September 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Reg no. 00912624 – Form 88(2) Return of Allotment of Shares.
2. TNS-NFO US Limited – Reg no. 05535452 – Form 225 Change of accounting reference date.
3. TNS-NFO US Limited – Reg no. 05535452 – Form 288a Appointment of director or secretary.
4. TNS-NFO US Limited – Reg no. 05535452 – Form 288b Terminating appointment as director or secretary.
5. TNS-NFO US Limited – Reg no. 05535452 – Form 287 Change in situation or address of Registered Office.
6. TNS-NFO LLC – Reg no. FC026198 – Form 225 Change of accounting reference date.
7. TNS-NFO UK Limited – Reg no. 05522068 – Form 287 Change in situation or address of Registered Office.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

Jackie Stevens

Enc.

dlw 9/13

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050906 - (Securities & Exchange Commission)(Form 88(2))(Assorted forms for TNS-NFO, TNS-NFO LLC & TNS-NFO US).doc

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

6 September 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose a form 88(2) for the allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\050906_88(2).doc

F/N: 82-4668

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 08 2005	31 08 2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	52789	3586	893
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	200 p	87 p	91 pence

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

F/N: 82-4668

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 57,268
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 6/9/2005

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / rece~~iver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

F/N: 82-4668

Name	Address	Address				Number of Shares	Cost of Shares
MRS CAROL AYRES	SOMERSBY	286 CHESSINGTON ROAD	WEST EWELL	SURREY	KT19 9XG	2,025	200 pence
MR JOHN BAKER	1 BRIDLEWAY CLOSE	EWELL	SURREY	KT17 3DY		3,375	200 pence
MRS SHIRLEY BECK	232 RUXLEY LANE	WEST EWELL	SURREY	KT19 9EY		1,687	200 pence
MR STEPHEN BINDER	24 RODDAM CLOSE	LEXDEN	COLCHESTER	ESSEX	CO3 3UN	843	200 pence
MRS MAUREEN BONHAM	11 ROYAL CRESCENT	SOUTH RUISLIP	MIDDX	HA4 0PJ		1,012	200 pence
MR KEVIN BRAIM	13 LAURENCE MEWS	SHEPHERD'S BUSH	LONDON	W12 9AT		1,687	200 pence
MR NICHOLAS BURFITT	40 CRESCENT GARDENS	EASTCOTE	PINNER	MIDDLESEX	HA4 8TA	843	200 pence
MRS JEAN BURNABY	194 MALVERN AVENUE	HARROW	MIDDLESEX	HA2 9HE		2,362	200 pence
MR ROGER CRESSY	45 DENHAM LANE	CHALFONT ST PETER	BUCKS	SL9 0EP		810	200 pence
MRS GLYNIS FENN	13 HOMEFIELD	POTTEN END	BERKHAMSTED	HERTS	HP4 2QX	1,383	200 pence
MISS CAROLINE GASKIN	32E FORDWYCH ROAD	LONDON	NW2 3TG			1,620	200 pence
MRS CAROLE GEORGE	30 ISLAND CLOSE	STAINES	MIDDX	TW18 4YZ		675	200 pence
MR ROGER HARROP	92 BRADSHAW MEADOWS	BOLTON	BL2 4NB			675	200 pence
MRS LINDA HUNT	23 INVERNESS ROAD	WORCESTER PARK	SURREY	KT4 8PT		1,012	200 pence
MR TIMOTHY KIDD	APRIL COTTAGE	27 MARSH ROAD	SHABBINGTON	BUCKS	HP18 9HF	978	200 pence
MR RAYMOND LAXTON	5 ALDWICK DRIVE	MAIDENHEAD	BERKS	SL6 4JQ		1,350	200 pence
MISS MICHELLE LEONARD	29 SOUTHDOWN CRESCENT	SOUTH HARROW	MIDDLESEX	HA2 0QT		1,012	200 pence
MRS EVELYN LONG	10 BELFIELD ROAD	WEST EWELL	SURREY	KT19 9SY		1,012	200 pence
MISS ALISON MACDONALD	FLAT 8	12 ARGYLE ROAD	EALING	LONDON	W13 8AA	843	200 pence
MR IAN MACRO	WALDEN	PARKGATE ROAD	NEWDIGATE	SURREY	RH5 5AH	2,126	200 pence
MS PHILIPPA MAILES	89 MOOREFIELD ROAD	COWLEY	UXBRIDGE	MIDDLESEX	UB8 3SJ	506	200 pence
MRS GERALDINE MARSH	11 BILLINGS WAY	CHELTENHAM	GLOUCESTERSHIRE	GL50 2RD		877	200 pence
MR ANTHONY MARTIN	60 NEW ROAD	CROXLEY GREEN	RICKMANSWORTH	HERTS	WD3 3EP	877	200 pence
MRS BARBARA MCCALLUM	30 MERLAND RISE	EPSOM DOWNS	SURREY	KT18 5RZ		1,012	200 pence
MR JAMES MENNIS	86 RICHMOND PARK ROAD	KINGSTON-UPON-THAMES	SURREY	KT2 6AJ		675	200 pence
MISS DEBORAH NICE	13 EDMONSCOTE	ARGYLE ROAD	EALING	LONDON	W13 0HQ	1,012	200 pence
MRS SUSAN O'BRIEN	225 TOLCARNE DRIVE	NORTHWOOD HILLS	PINNER	MIDDLESEX	HA5 2DW	675	200 pence
MRS SUSHILA PARMAR	46 FULWOOD AVENUE	ALPERTON	MIDDLESEX	HA0 1LT		1,687	200 pence
MR GILES QUICK	FIRBANK	41 KNOLL ROAD	DORKING	SURREY	RH4 3ES	1,080	200 pence
MR COLIN RICHARDS	19 LOWNDES AVENUE	CHESHAM	BUCKS	HP5 2HH		1,181	200 pence
MISS DONNA RICKETTS	20 LANGDALE GARDENS	PERIVALE	MIDDX	UB6 8DG		506	200 pence
MISS NICOLA ROBERTSON	5 HALSEY DRIVE	GADEBRIDGE	HEMEL HEMPSTEAD	HERTS	HP1 3SE	1,350	200 pence
MRS JEAN SHRUBB	111 RIVERVIEW ROAD	EWELL	SURREY	KT19 0JR		438	200 pence
MRS JACQUELINE SMITH	3 ST MARYS AVENUE	NORTHCHURCH	BERKHAMSTED	HERTS	HP4 3RW	1,620	200 pence
MRS JUNE SPARKES	40 RICHLAND AVENUE	STONELEIGH	EPSOM	SURREY	KT17 2JW	1,383	200 pence
MR BASHIR SULEMAN	61 CRANLEIGH GARDENS	SOUTHALL	MIDDX	UB1 2BU		675	200 pence
MISS INDIRA VISAVADIA	194 EAST LANE	WEMBLEY	MIDDX	HA0 3LF		3,375	200 pence
MR SIMON WATSON	9 BAKEHOUSE ROAD	HORLEY	SURREY	RH6 8HQ		675	200 pence
MR MARK WHEATLEY	11 GRASSY LANE	MAIDENHEAD	BERKSHIRE	SL6 6AU		405	200 pence
MR CRAIG WHITEFOOT	24 COLONSAY	NORTHEND	HEMEL HEMPSTEAD	HERTS	HP3 8TZ	675	200 pence
MR PETER WILCOX	THE SHIRE HOUSE	MEDWAY PARK	GERRARDS CROSS	BUCKINGHAMSHIRE	SL9 7NN	877	200 pence
MS PEARL WILLIAMS	57 MARKHAM ROAD	CAPEL	DORKING	SURREY	RH5 5JT	675	200 pence
MRS VERONICA WOODING	HONEYSUCKLE COTTAGES	58 SANDLING LANE	PENENDEN HEATH	KENT	ME14 2EA	337	200 pence
MR JOSEP BADIA	C/PUIG I CADAFALCH 46-48 3o 2	08190 SANT CUGAT DEL VALLES	BARCELONA	SPAIN		1,009	200 pence
MR FERRAN CUELLO COLLADO	C/. BRUC 43 1o 2a	08750MOLINS DE REI	SPAIN			1,197	200 pence
MR MARIA JOSEP MARTINEZ-ABAF	C/. PAU CASALS 4-12	ESCALERA C, BAJOS 1a	08190 SANT CUGAT DEL VALLE	SPAIN		680	200 pence
MS CHRISTINE DAVIDSON	604 LINNET DRIVE	TILE KILN	CHELMSFORD	ESSEX	CM2 8AZ	893	91pence
MR LIONEL WIGGINS	28 HILLFIELD ROAD	CHALFONT ST PETER	GERRARDS CROSS	SL9 0DX		3,586	87pence
					TOTAL	57,268	

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

F/N: 82-4668

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

6 September 2005

Dear Sir/Madam

Please find enclosed the following: -

TNS-NFO UK LIMITED
1. Form 287

TNS-NFO LLC
2. Form 225

TNS-NFO US LIMITED
3. Form 225
4. 288a appointing Ian Portal as the Company Secretary
5. 288a resigning David Parry as the Company Secretary
6. Form 287

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\050906_let.doc

F/N: 82-4668

Companies House
— for the record —

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHWP000

Company Number 05535452

Company Name in Full TNS-NFO US Limited

	Day	Month	Year
The accounting reference period ending	3 1	0 8	2 0 0 6
is **shortened** ☐ **extended** ☑ (please tick appropriate box) so as to end on	3 1	1 2	2 0 0 6

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. [ ]

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 6/9/05

† a director / ~~secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

† Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westagate, London, W5 1UA
Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05535452

Company Name in full TNS-NFO US Limited

	Day	Month	Year
Date of appointment	05	09	2005
†Date of Birth	23	08	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✔] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Ian John

Surname: Portal

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 8 Shakespeare Road

Post town: Harpenden Postcode: AL 5 5ND

County / Region: Hertfordshire Country: UK

†Nationality: British †Business occupation: Comp Secretary

†Other directorships (additional space overleaf): TNS Dollar Finance Ltd, TNS-NFO UK Ltd

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 6/9/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 6/9/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 05535452

Company Name in full TNS-NFO US Limited

	Day	Month	Year
Date of termination of appointment	0 5	0 9	2 0 0 5

as director ☐ as secretary ☑ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): David

Surname: Parry

	Day	Month	Year
†Date of Birth	2 5	0 1	1 9 6 4

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6/9/05

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05535452

Company Name in full TNS-NFO US Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region:
Postcode: W5 1UA

Signed [signature] PW DP **Date** 6/9/05

† a director / ~~secretary~~ / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHWP000

Company Number FC026198

Company Name in Full TNS-NFO LLC

	Day	Month	Year
The accounting reference period ending	3 1	0 7	2 0 0 6
is **shortened** ☐ **extended** ☑ so as to end on	3 1	1 2	2 0 0 6

please tick appropriate box

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. ☐

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 6/9/05

† a director / ~~secretary / administrator / administrative receiver / receiver and manager / receiver~~ (Scotland) / ~~person authorised on behalf of an oversea company~~

† Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westagate, London, W5 1UA
Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh or LP - 4 Edinburgh 2**
for companies registered in Scotland

10/03

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05522068

Company Name in full TNS-NFO UK Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region:
Postcode: W5 1UA

Signed [signature] **Date** 6/9/05

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**